SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

CONTINENTAL MINERALS CORPORATION
(Name of Issuer)

CONTINENTAL MINERALS CORPORATION
JINCHUAN GROUP LTD.
JINQING MINING INVESTMENT LIMITED
(Names of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

211653
(CUSIP Number of Class of Securities)

Trevor Thomas	Sanlin Zhang
Secretary and General Counsel	Vice-President
Continental Minerals Corporation	Jinchuan Group Ltd.
1020 – 800 West Pender Street	Jinchang, Gansu
Vancouver, British Columbia	737103, People’s Republic of China
V6C 2V6	Facsimile No.: +86-935-8811612
(778) 373-6723

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:

Bernhard Zinkhofer	Peter C. Kalbfleisch
McMillan LLP	Blake, Cassels & Graydon LLP
1500 – 1055 West Georgia Street	2600 – 595 Burrard Street
Vancouver, British Columbia	Vancouver, British Columbia
V6E 4N7	V7X 1L3
(604) 691-7483	(604) 631-3309

This statement is filed in connection with (check the appropriate box):

a. [   ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [   ] The filing of a registration statement under the Securities Act of 1933.

c. [   ] A tender offer.

d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$389,830,655.28*	$45,259.34**

*

For purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, the transaction value of the common shares of Continental Minerals Corporation to be acquired by JinQing Mining Investment Limited, a wholly-owned subsidiary of Jinchuan Group Ltd., assuming completion of Arrangement (as defined and described herein), is calculated as follows: multiplying (i) 147,663,127, the number of shares of Continental Minerals Corporation and shares issuable upon exercise of options of Continental Minerals Corporation held by holders other than Jinchuan Group Ltd. and JinQing Mining Investment Limited, by (ii) $2.64 (the U.S. dollar equivalent of C$2.60, based on the noon rate in Canada as published by the Bank of Canada on January 17, 2010 of C$1.00 = US$1.0140), the price to be paid for the shares held by such shareholders.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0001161.

[ ]

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ Form or registration no.: Filing Party: Date Filed:

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This Schedule 13E-3 is filed with the Securities and Exchange Commission (the “SEC”) by Continental Minerals Corporation (the “Company”), a company organized under the laws of British Columbia, Canada, Jinchuan Group Ltd., a company organized under the laws of China, and JinQing Mining Investment Limited (the “Acquiror”), a company organized under the laws of Canada (collectively, the “Filing Persons”) with respect to the plan of arrangement (the “Arrangement”) pursuant to which the Acquiror will acquire all of the outstanding common shares of the Company (the “Common Shares”) not already owned, directly or indirectly, by Jinchuan Group Ltd., and the Company will become a wholly-owned subsidiary of the Acquiror.

Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Management Proxy Circular (the “Circular”) attached as Exhibit (a)(1) to this Schedule 13E-3.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of this Schedule 13E-3 and is supplemented by the information specifically provided for herein.

Item 1. Summary Term Sheet

The information set forth in the section of the Circular entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a)

Name and Address. The information set forth in the following is incorporated herein by reference: (i) the sections of the Circular entitled “Summary – The Arrangement – Parties” and “The Arrangement – Parties to the Arrangement,” and (ii) Schedule I to this Schedule 13E-3, entitled “Information Concerning Continental Minerals”.

(b)

Securities. The subject securities are the common shares without par value in the capital of the Company. The information set forth in the following section of the Circular is incorporated herein by reference: “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements.”

(c)	Trading Market and Price. The information set forth in the section of the Circular entitled “General Information – Market Prices of Continental Common Shares” is incorporated herein by reference.

(d)

Dividends. The Company has not paid any dividends on its outstanding common shares since its incorporation. Under the British Columbia Business Corporations Act (to which the Company is subject), a corporation may declare or pay a dividend unless there are reasonable grounds for believing that the corporation is insolvent or the payment of the dividend would render the corporation insolvent. Accordingly, payment of dividends on the Company’s common shares is within the discretion of the board of directors of the Company. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Arrangement Dividend” and “The Arrangement – Arrangement Dividend.”

(e)

Prior Public Offerings. None of the Company, Jinchuan Group Ltd. or JinQing Mining Investment Limited has made an underwritten public offering of the Company’s common shares for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

(f)

Prior Stock Purchases. During the two years prior to the date hereof, the Company has not purchased any of its outstanding common shares. During the two years prior to the date hereof, neither Jinchuan Group Ltd. nor JinQing Mining Investment Limited has purchased any of the Company’s outstanding common shares.

Item 3. Identity and Background of Filing Person

(a)

Name and Address. The information set forth in the following is incorporated herein by reference: (i) the sections of the Circular entitled “Summary – The Arrangement – Parties” and “The Arrangement – Parties to the Arrangement,” (ii) Schedule I to this Schedule 13E-3, entitled “Information Concerning Continental Minerals,” and (iii) Schedule II to this Schedule 13E-3, entitled “Information About Jinchuan Group.” Jinchuan Group Ltd. is considered to be an affiliate of the Company as it directly or indirectly controls 10.9% of the Company’s issued and outstanding common shares (for further information see the section of the Circular entitled “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” which is incorporated herein by reference).

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(b)

Business and Background of Entities. The information set forth in the following is incorporated herein by reference: (i) the sections of the Circular entitled “Summary – The Arrangement – Parties” and “The Arrangement – Parties to the Arrangement,” (ii) Schedule I to this Schedule 13E-3, entitled “Information Concerning Continental Minerals,” and (iii) Schedule II to this Schedule 13E-3, entitled “Information About Jinchuan Group.”

(c)

Business and Background of Natural Persons. The information set forth in the following is incorporated herein by reference: (i) Schedule I to this Schedule 13E-3, entitled “Information Concerning Continental Minerals,” and (ii) Schedule II to this Schedule 13E-3, entitled “Information About Jinchuan Group”.

Item 4. Terms of the Transaction

(a)

Material Terms. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement,” “The Arrangement – Effect of the Arrangement,” “The Arrangement – Recommendation of the Continental Board,” “Certain Canadian Federal Income Tax Considerations,” and “Certain United States Federal Income Tax Considerations.”

(c)

Different Terms. The information set forth in the following sections of the Circular is incorporated herein by reference: “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “The Arrangement – Regulatory Matters,” “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement,” and “General Information – Interest of Informed Persons in Material Transactions.”

(d)

Appraisal Rights. The information set forth in the following is incorporated herein by reference: the section of the Circular entitled “Rights of Dissenting Shareholders;” the Plan of Arrangement, which is Appendix B of the Circular; the Interim Court Order, which is Appendix C to the Circular, and the dissent provisions of the British Columbia Business Corporations Act, reproduced in Appendix E to the Circular.

(e)

Provisions for Unaffiliated Security Holders. The information set forth in the following section of the Circular is incorporated herein by reference: “Additional Information.” Other than as set forth in this section of the Circular, the Filing Persons have made no provisions in connection with the transaction to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)

Transactions. The information set forth in the sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement,” and “General Information – Indebtedness of Directors and Executive Officers.” Information relating to the Company’s executive compensation is described in Amendment No. 2 to the Company’s annual report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on September 28, 2010 (see Item 6 – “Directors, Senior Management and Employees – Compensation” which is incorporated herein by reference).

(b)-(c)

Significant Corporate Events; Negotiations or Contacts. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement.”

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(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement.”

Item 6. Purposes of the Transaction and Plans or Proposals

(b)

Use of Securities Acquired. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.”

(c)

Plans. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.”

Item 7. Purposes, Alternatives, Reasons and Effects

(a)

Purposes. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.”

(b)

Alternatives. The information set forth in the following sections of the Circular is incorporated herein by reference: “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.”

(c)

Reasons. The information set forth in the following sections of the Circular is incorporated herein by reference: “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.”

(d)

Effects. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” “The Arrangement – Recommendation of the Continental Board,” “Certain Canadian Federal Income Tax Considerations,” and “Certain United States Federal Income Tax Considerations.”

Item 8. Fairness of the Transaction

(a)-(b)

Fairness; Factors Considered in Determining Fairness. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Recommendation of the Continental Board,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Summary – The Arrangement – Fairness Opinion,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Fairness Opinion,” and “The Arrangement – Recommendation of the Continental Board.” The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference.

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(c)

Approval of Security Holders. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – Purpose of the Meeting,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “The Arrangement – Mutual Conditions to Closing,” “The Arrangement – Regulatory Matters,” and “The Arrangement – Shareholder and Court Approvals – Shareholder Approval of the Arrangement.”

(d)

Unaffiliated Representative. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Summary – The Arrangement – Fairness Opinion,” “Background to the Arrangement –History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Fairness Opinion,” and “The Arrangement – Recommendation of the Continental Board.” The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference.

(e)

Approval of Directors. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Recommendation of the Continental Board,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Recommendation of the Continental Board.”

(f)

Other Offers. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Recommendation of the Continental Board.”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Fairness Opinion,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Fairness Opinion.” The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference.

(c)

Availability of Documents. The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)-(b)

Source of Funds; Conditions. The information set forth in the section of the Circular entitled “The Arrangement – Recommendation of the Continental Board – Source of Funding” is incorporated herein by reference.

(c)	Expenses. The information set forth in the section of the Circular entitled “The Arrangement – Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the section of the Circular entitled “The Arrangement – Recommendation of the Continental Board – Source of Funding” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a)

Securities Ownership. The information set forth in the following is incorporated herein by reference: the information set forth in the section of the Circular entitled “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” and the information set forth in Schedules I and II to this Schedule 13E-3.

(b)	Securities Transactions. The information set forth in Schedule III to this Schedule 13E-3 is incorporated herein by reference.

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Item 12. The Solicitation or Recommendation

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the following sections of the Circular are incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” and “The Arrangement – Recommendation of the Continental Board – Intention of Directors.”

(e)

Recommendation of Others. The information set forth in the following sections of the Circular are incorporated herein by reference: “Summary – The Arrangement – Recommendation of the Continental Board,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” and “The Arrangement – Recommendation of the Continental Board – Intention of Directors.”

Item 13. Financial Statements

(a)

Financial Information. The information set forth in the section of the Circular entitled “Additional Information” is incorporated herein by reference. The audited financial statements included in Amendment No. 2 to the Company’s annual report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on September 28, 2010, and the unaudited financial statements set forth in the Company’s quarterly report for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010, which was included as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on June 8, 2010, September 7, 2010 and December 1, 2010 respectively, are incorporated by reference herein. These documents and copies thereof may be obtained from the locations set forth in the section of the Circular entitled “Additional Information.”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)

Solicitations or Recommendations. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Fairness Opinion,” “General Proxy Information – Solicitation of Proxies from Holders of Common Shares and Preferred Shares,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Fairness Opinion.”

(b)

Employees and Corporate Assets. The information set forth in the following sections of the Circular is incorporated herein by reference: “General Proxy Information – Solicitation of Proxies from Holders of Common Shares and Preferred Shares” and “The Arrangement – Expenses.”

Item 15. Additional Information

(b)	Other Material Information. The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)	Management Information Circular of the Company, dated January 17, 2011.

(a)(2)	Form of Proxy Card (for common and preferred shareholders).

(a)(3)	Letter to Shareholders of the Company dated January 17, 2011 (incorporated herein by reference to the Circular).

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(a)(4)	The Company’s Notice of Special Meeting of Holders of Common Shares (incorporated herein by reference to the Circular).

(a)(5)	Press Release dated December 20, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on December 20, 2010).

(a)(6)	Press Release dated September 17, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 21, 2010).

(a)(7)	Letter of Transmittal (for common and preferred shareholders).

(d)(1)	Plan of Arrangement of the Company under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).

(f)(1)	Section2 237-247 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix E of the Circular).

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SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 9, 2011

CONTINENTAL MINERALS CORPORATION

By:	/s/ Trevor Thomas
	Name:	Trevor Thomas
	Title:	General Counsel and Corporate Secretary

JINCHUAN GROUP LTD.

By:	/s/ Sanlin Zhang
	Name:	Sanlin Zhang
	Title:	Vice-President

JINQING MINING INVESTMENT LIMITED

By:	/s/ Youhuai Wang
	Name:	Youhuai Wang
	Title:	President, CEO

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Schedule I

Information about Continental Minerals Corporation

The Company is the subject company with respect to this Schedule 13E-3. The address of the Company’s principal executive office and each person listed below (unless otherwise stated) is: c/o Continental Minerals Corporation, 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6. The telephone number of the Company’s principal executive office is (604) 684-6365 (toll free within North America: 1-800-667-2114).

During the last five years, none of the Company or the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

The following table sets forth the province or state and Country of residence and current position of each of the Company’s executive officers and directors, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 8, 2011:

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director or Executive Officer of the Company	Shares Beneficially Owned or Controlled(1)
Rene G. Carrier (2) Director British Columbia, Canada	Since February 2001	195,500 Common Shares(3) 360,000 options
David J. Copeland President, Chief Executive Officer and Director British Columbia, Canada	Since November 1995	2,070,196 Common Shares 147,591 Preferred Shares 1,070,000 options
Scott D. Cousens(2) Director British Columbia, Canada	Since June 1994	1,664,389 Common Shares 460,000 options
Robert A. Dickinson Director British Columbia, Canada	Since June 2004	1,753,091 Common Shares(4) 481,620 Preferred Shares(4) 460,000 options
Gordon J. Fretwell (2) Director British Columbia, Canada	Since February 2001	88,750 Common Shares(5) 360,000 options
Gerald Panneton Director Ontario, Canada	Since January 2006	21,500 Common Shares 760,000 options
Ronald Thiessen Co-Chairman and Director British Columbia, Canada	Since November 1995	1,925,420 Common Shares 10,000 Preferred Shares 765,000 options
Zhi Wang Co-Chairman and Director California, USA	Since December 2006	2,276,784 Common Shares 900,000 options
Jie (Jack) Yang Director British Columbia, Canada	Since December 2006	569,196 Common Shares 520,000 options

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director or Executive Officer of the Company	Shares Beneficially Owned or Controlled(1)
Lydia Yang Director Hong Kong, China	Since October, 2009	Nil Common Shares
Jianqing (Jack) Ma Director Gansu, China	Since May, 2010	Nil Common Shares
H. Dickson Hall Vice President, Business Development British Columbia, Canada	Since January, 2007	570,000 options
Marchand Snyman Chief Financial Officer British Columbia, Canada	Since February, 2008	565,000 options
Trevor Thomas Secretary British Columbia, Canada	Since February, 2008	175,000 options
Chris Zahovskis Chief Operating Officer British Columbia, Canada	Since June 2010	400,000 options

Notes:

1.

The information as to number of Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI.

2.	Member of the audit committee.
3.	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.
4.	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.
5.	Certain of these shares are held by Gordon J. Fretwell Law Corporation, a private company that is wholly owned by Mr. Fretwell.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective directors.

RENE G. CARRIER – Director

Rene G. Carrier is a past Vice-President of Pacific International Securities Inc., where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007

Company	Positions Held	From	To
Frontera Copper Corporation	Director	February 2009	June 2009
International Royalty Corporation	Lead Director	June 2003	February 2010
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

DAVID COPELAND, P.Eng. – President, Chief Executive Officer and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and project development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration, pre-development and development activities on behalf of companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Amarc Resources Ltd.	Director	September 1995	Present
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Incorporated	CEO, President & Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009

Company	Positions Held	From	To
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Limited	Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON FRETWELL, B.Comm., LLB – Director

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Bell Copper Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	August 2009
Frontera Copper Corporation	Director	February 2009	June 2009
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Limited (formerly Icon Industries Limited)	VP of Legal Services	December 2000	March 2009
	Secretary	March 2009	Present
	Director	July 2004	March 2009
International Royalty Corporation	Director	February June 2003	February 2010
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	Chief Financial Officer	November 2005	January 2006

GERALD PANNETON, P.Geo. – Director

Gerald S. Panneton has been involved in the exploration and mining industry for over 25 years. Mr. Panneton is a graduate of the University of Montreal (BSc), and McGill University with a Masters Degree in Sciences.

Before joining Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration and Corporate Development Group for Barrick Gold Corporation, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout the world, including Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	January 2006	Present

	President and Chief Executive Officer	January 2006	January 2008
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006
Detour Gold Corporation	Director, President and Chief Executive Officer	July 2006	Present

RONALD THIESSEN, CA – Co-Chairman and Director

Ron Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd.	Director	July 1992	December 2006

ZHI WANG – Co-Chairman and Director

Zhi Wang completed a diploma in business administration at China Radio & Television University in 1984 and pursued further studies in business administration under an exchange program in Australia 1988. From 2001 to present, Mr. Wang has been Chairman and President of Honglu Investment Holdings, Inc., Tianyubofeng Science & Technology, Inc. and Standard Hotel Management, Co. He has also been President and General Manager of Ziyuewentao Enterprises Inc. from 1997 to present.

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Co-Chairman and Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

JIE (JACK) YANG – Director

Mr. Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree. Mr. Yang has been President of Sundecin Enterprises Inc., a private consulting company, since 1997. He was Vice-President of Honglu Investment Holdings, Inc. from 2001 to 2003.

Mr. Yang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Anfield Nickel Corporation	Director	October 2005	April 2009
Brand Marvel Worldwide Consumer Products Corporation	Director	November 2008	Present
Great China Mining Inc.	Director	July 2003	December 2006
Highbury Projects Incorporated	Director	October 2005	Present
ZYP Capital Corporation	Director	November 2008	Present

LYDIA YANG – Director

Lydia Yang graduated from the Tam Kang University in Taipei, Taiwan in 2000 with a Bachelors degree.

Ms. Yang has been Deputy General Manager of the Zijin Mining Group operations in Fujian, China since August 2007. In addition, she worked for Pinnacle Mines Ltd. in Vancouver, British Columbia from 2004 to 2007.

Ms. Yang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	October 2009	Present

JIANQING (JACK) MA – Director

Jianqing Ma is a senior geological engineer with over 18 years of experience in the industry. Mr. Ma completed a Master’s degree in 2005 from the Kunming University of Science and Technology. He is a geologist with Jinchuan Group Limited, the largest nickel producer in Asia and one of the largest copper producers in China.

Mr. Ma is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	May 2010	Present

DICKSON HALL – Vice President, Business Development

Dickson Hall holds Bachelor and Masters of Arts degrees from the University of British Columbia. Mr. Hall is the founding director of Dickson Hall & Associates, specializing in strategy and business development projects in China. He has an extensive career of over 25 years in the public and private sectors in China and Hong Kong having worked in Beijing and Guangzhou for British Petroleum, represented the Government of British Columbia in Hong Kong and China, and assisted numerous companies with China projects. He speaks, reads and writes Mandarin Chinese.

Mr. Hall is, or was within the past years, an officer and or/director of the following public companies:

Company	Positions Held	From	To
ACT360	Director	August 2004	Present
CY Oriental Holdings Ltd.	Director	June 2007	Present

MARCHAND SNYMAN, CA(SA), CA(AUST) – Chief Financial Officer

Marchand Snyman obtained a B. Comm (Accountancy) degree in 1988 and a B. Comm (Hons) (Accountancy) degree in 1979 from the University of Pretoria, and an Advanced Diploma in Treasury Management (cum laude) from the University of South Africa in 1993. He is a member of the Institute of Chartered Accountants.

Prior to starting Muratie Investments Pty Limited in 2003, Mr. Snyman was the General Manager, Corporate Finance and Business Development of Anglo American Platinum Corporation Limited in Johannesburg, South Africa.

Mr Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Northern Dynasty Minerals Corporation	Chief Financial Officer	January 2008	Present

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice as well as in-house and is currently in-house legal counsel for Hunter Dickinson Services Inc. Prior to joining Hunter Dickinson Services Inc., he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Secretary	February 2008	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Asst Secretary	November 2007	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 1, 2008	Present

CHRIS ZAHOVSKIS, P.ENG – Chief Operating Officer

Chris Zahovskis is a mining engineer with more than 29 years experience from both an executive and operator perspective. Mr. Zahovskis obtained B.Sc. (Mining Engineering) from Queen’s University. He brings a wealth of knowledge and experience in strategic leadership and operations, project development, green field start up and due diligence assessments. Mr. Zahovskis worked with Cominco Limited from 1980 to 1997 in progressively senior roles at many of Cominco’s operations and projects in Canada and in Turkey.

Mr. Zahovskis is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Chief Operating Officer	June 2010	Present
Minco Silver Corporation	Chief Operating Officer	July 2008	Present

Schedule II

Information about Jinchuan Group Ltd. and JinQing Mining Investment Limited

Jinchuan Group Ltd. is a company existing under the laws of China. Jinchuan Group Ltd. is wholly-owned and controlled by the government of the People’s Republic of China. The address of Jinchuan Group Ltd. and each person listed below (unless otherwise stated) is: c/o Jinchuan Group Ltd., Jinchang, Gansu, 737103, People’s Republic of China. The telephone number of Jinchuan Group Ltd.’s principal executive office is +86-935-8811111.

JinQing Mining Investment Limited, a wholly-owned subsidiary of Jinchuan Group Ltd., was incorporated under the laws of the Province of British Columbia on November 12, 2010 and has not carried on any material business other than in connection with matters directly related to the Arrangement described in the Circular. JinQing Mining Investment Limited does not maintain a principal executive office that is separate from that of Jinchuan Group Ltd. The registered office of JinQing Mining Investment Limited is located at Suite 2600 – 595 Burrard St., Vancouver, British Columbia, V7X 1L3.

Except as disclosed in the Circular, during the last five years, none of Jinchuan Group Ltd., JinQing Mining Investment Limited or any of their directors or executive officers who are listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

The following table sets forth the citizenship and current position and principal occupation of each of Jinchuan Group Ltd.’s executive officers and directors, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the starting and ending dates.

Jinchuan Group Ltd.

Name and Country of Citizenship	Position with Jinchuan Group Ltd.	Principal Occupation	Occupations Over Previous 5 years

Directors

Yang Zhiqiang, China	Director, President	President, Jinchuan Group Ltd.	Vice Director, NDRC of Gansu Province (July, 2005 to December, 2007)

Vice President, Jinchuan Group Ltd. (December, 2007 to February, 2009)

President, Jinchuan Group Ltd. (February, 2009 to present)

Zhang Ming, China	Director	Vice President, Gansu Branch of China Development Bank	Director of Client & Services Department III, Gansu Branch of China Development Bank (August, 2006 to June, 2007)

Vice President, Gansu Branch of China Development Bank (July, 2007 to present)

Name and Country of Citizenship	Position with Jinchuan Group Ltd.	Principal Occupation	Occupations Over Previous 5 years

Wang Haizhou, China	Director, CEO	CEO, Jinchuan Group Ltd.	Vice General Manager, Jinchuan Group Ltd. (October, 2004 to July, 2008)

CEO, Jinchuan Group Ltd. (July, 2008 to present)

Zhang Ti, China	Director	Director, Client & Services Department II, Gansu Branch, China Development Bank	Director, Client & Services Department II, Gansu Branch, China Development Bank (March, 2000 to present)

Shi Guomin, China	Director	Vice President, Stainless Steel Branch of Shanghai Baosteel Group Co.	Vice President, Stainless Steel Branch of Shanghai Baosteel Group Co. (June, 2005 to present)

Zhou Yizhou, China	Director	Chief Accountant, Taiyuan Iron & Steel (Group) Co., Ltd.	Chief Accountant, Taiyuan Iron & Steel (Group) Co., Ltd. (September, 2002 to present)

Zhang Tongquin, China	Director	General Manager of Gansu Industry, Trans & Investment Company	General Manager of Gansu Industry, Trans & Investment Company (June, 2006 to present)

Officers

Yang Zhiquiang, China	President	President, Jinchuan Group Ltd.	See above.

Wang Haizhou, China	CEO	CEO, Jinchuan Group Ltd.	See above.

Sun Hongyuan, China	CFO	CFO, Jinchuan Group Ltd.	Director of Finance Department, Jinchuan Group Ltd. (January, 2006 to November, 2009)

CFO, Jinchuan Group Ltd. (November, 2009 to present)

Wang Guiping, China	Vice President - Environment, Safety & Health	Vice President - Jinchuan Group Ltd.	Vice President-Environment, Safety & Health, Jinchuan Group Ltd. (July, 2001 to present)

2

Name and Country of Citizenship	Position with Jinchuan Group Ltd.	Principal Occupation	Occupations Over Previous 5 years

Bao Guozhong, China	Vice President - Planning	Vice President, Jinchuan Group	Vice President – Planning, Jinchuan Group Ltd. (July, 2001 to present)

Li Shangyong, China	Vice President – Product Development	Vice President, Jinchuan Group Ltd.	Vice President – Product Development, Jinchuan Group Ltd. (July, 2004 to present)

Wu Jun, China	Vice President – Marketing	Vice President, Jinchuan Group Ltd.	General Manager Assistant, Jinchuan Group Ltd. (January, 2004 to July, 2007)

Vice President, Jinchuan Group Ltd. (July, 2007 to present)

General Manager of Longshou Mine of Jinchuan Group Ltd. (September, 2001 to May, 2009)

Yao Weixin, China	Vice President – Mine, Project Construction & Equipment	Vice President, Jinchuan Group Ltd.	General Manager Assistant, Jinchuan Group Ltd. (May, 2009 to July, 2009)

Vice President – Mine, Project Construction & Equipment, Jinchuan Group Ltd. (July, 2009 to present)

Zhang Sanlin, China	Vice President – Assets, Operating, Risk Control & Law	Vice President, Jinchuan Group Ltd.	Secretary of Party Committee of Longshou Mine of Jinchuan Group Ltd. (June, 2002 to July, 2009)

Vice President – Assets, Operating, Risk Control & Law, Jinchuan Group Ltd. (July, 2009 to present)

Chen Dexin, China	Vice President – Resources	Vice President, Jinchuan Group Ltd.	Secretary of Party Committee of Mine II, Jinchuan Group Ltd. (January, 2007 to January, 2009)

3

Name and Country of Citizenship	Position with Jinchuan Group Ltd.	Principal Occupation	Occupations Over Previous 5 years

General Manager of Mine II, Jinchuan Group Ltd. (January, 2009 to September, 2010)

Vice President, Jinchuan Group Ltd. (September, 2010 to present)

Zhou Min, China	Vice President	Vice President, Jinchuan Group Ltd.	General Manager, Jinchuan Smelter (September, 2004 to February, 2010)

General Manager Assistant, Jinchuan Group Ltd. (February, 2010 to September, 2010)

Vice President, Jinchuan Group Ltd. (September, 2010 to present)

The following table sets forth the citizenship and current position and principal occupation of each of JinQing Mining Investment Limited’s executive officers and directors, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the starting and ending dates.

JinQing Mining Investment Limited

Name and Country of Citizenship	Position with JinQing Mining Investment Limited	Principal Occupation	Occupations Over Previous 5 years

Youhuai Wang, China	President and Chief Executive Officer and Director	Manager, Investment Department, Jinchuan Group (Hong Kong) Resources Holdings Limited	International Trading Company of Jinchuan Group Ltd. (July, 2007 to February, 2009)

Project Manager, Assets Operating Department of Jinchuan Group Ltd. (March, 2009 to June, 2010)

Manager, Investment Department, Jinchuan Group (Hong Kong) Resources Holdings Limited (July, 2010 to present)

4

Beneficial Ownership of Common Shares of the Company

As of January 17, 2011, Jinchuan Group Ltd. beneficially owned 18,000,000 common shares, or 10.9%, of the Company, based on 153,730,527 common shares of the Company outstanding as of that date.

According to Jinchuan Group Ltd., none of its directors and officers own any share of the Company.

As of January 17, 2011, JinQing Mining Investment Limited does not beneficially own any common shares of the Company.

According to JinQing Mining Investment Limited, none of its directors and officers own any shares of the Company.

5

Schedule III

Transactions in the Company’s Securities

The following table sets forth transactions in the Company’s common shares since December 1, 2010 by the Filing Persons, including any of their directors, executive officers, affiliates and subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Securities	Price per Security

Copeland, David James	2010-12-06	Correction of information	+27,277	N/A

Ross Smith Capital Group L.P.	2010-12-20	Acquisition in the public market	+7,300	2.3726

Ross Smith Capital Group L.P.	2010-12-21	Acquisition in the public market	+26,900	2.4761

Ross Smith Capital Group L.P.	2010-12-22	Acquisition in the public market	+3,200	2.4150

Ross Smith Capital Group L.P.	2010-12-23	Acquisition in the public market	+1,900	2.4100

Ross Smith Capital Group L.P.	2010-12-29	Acquisition in the public market	+55,900	2.4393

Ross Smith Capital Group L.P.	2010-12-30	Acquisition in the public market	+800	2.5000

Ross Smith Capital Group L.P.	2010-12-31	Acquisition in the public market	+8,500	2.5000

Ross Smith Capital Group L.P.	2011-01-07	Disposition in the public market	-300	2.5600

Ross Smith Capital Group L.P.	2011-01-07	Acquisition in the public market	+200	2.3500

Ross Smith Capital Group L.P.	2011-01-10	Disposition in the public market	-1,000	2.5400

Ross Smith Capital Group L.P.	2011-01-10	Acquisition in the public market	+2,500	2.4200

Ross Smith Capital Group L.P.	2011-01-11	Acquisition in the public market	+29,200	2.8266

Ross Smith Capital Group L.P.	2011-01-12	Disposition in the public market	-300	2.9100

Ross Smith Capital Group L.P.	2011-01-12	Acquisition in the public market	+3,500	2.8000

Ross Smith Capital Group L.P.	2011-01-13	Acquisition in the public market	+2,000	2.7715

Name	Date of Transaction	Nature of Transaction	Number of Securities	Price per Security

Ross Smith Capital Group L.P.	2011-01-17	Acquisition in the public market	+9,300	2.9003

Ross Smith Capital Group L.P.	2011-01-18	Acquisition in the public market	+800	2.8038

Ross Smith Capital Group L.P.	2011-01-19	Acquisition in the public market	+22,900	2.8534

Ross Smith Capital Group L.P.	2011-01-26	Acquisition in the public market	+61,900	2.7002

Ross Smith Capital Group L.P.	2011-01-31	Acquisition in the public market	+121,500	2.7127

Ross Smith Capital Group L.P.	2011-01-31	Acquisition in the public market	+36,300	2.7555

Ross Smith Capital Group L.P.	2011-02-02	Acquisition in the public market	+2,500	2.8200

Ross Smith Capital Group L.P.	2011-02-03	Disposition in the public market	-15,600	2.9600

Ross Smith Capital Group L.P.	2011-02-03	Acquisition in the public market	+110,000	2.8510

Ross Smith Capital Group L.P.	2011-02-04	Acquisition in the public market	+1,000	2.8700

2

EXHIBIT INDEX

(a)(1)	Management Information Circular of the Company, dated January 17, 2011.

(a)(2)	Form of Proxy Card (for common and preferred shareholders).

(a)(3)	Letter to Shareholders of the Company dated January 17, 2011 (incorporated herein by reference to the Circular).

(a)(4)	The Company’s Notice of Special Meeting of Holders of Common Shares (incorporated herein by reference to the Circular).

(a)(5)	Press Release dated December 20, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on December 20, 2010).

(a)(6)	Press Release dated September 17, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 21, 2010).

(a)(7)	Letter of Transmittal (for common and preferred shareholders).

(d)(1)	Plan of Arrangement of the Company under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).

(f)(1)	Section2 237-247 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix E of the Circular).